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                            July 28, 2023

       James Dondero
       President and Chairman
       NexPoint Residential Trust, Inc.
       300 Crescent Court, Suite 700
       Dallas, Texas 75201

                                                        Re: NexPoint
Residential Trust, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 11,
2023
                                                            File No. 001-36663

       Dear James Dondero:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 11, 2023

       Pay Versus Performance, page 25

   1. We note disclosure under the "Grants of Plan Based Awards in 2022" table on page 22 that you may grant
"performance shares, performance units and certain other awards ...
                                                        based on, the Company
s common stock or factors that may influence the value of the
                                                        Company   s common
stock." To the extent that you use any financial performance measure to link
compensation actually paid to your named executive officers to your performance, please
provide tabular and related disclosure of that measure under
                                                        Regulation S-K Items
402(v)(2)(vi), (5)(iii) and (6).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-
       3412 with any questions.




                            Sincerely,
 James Dondero
NexPoint Residential Trust, Inc.
July 28, 2023
FirstName
Page  2    LastNameJames Dondero
Comapany NameNexPoint Residential Trust, Inc.
                                                Division of Corporation Finance
July 28, 2023 Page 2                            Disclosure Review Program
FirstName LastName